FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            April 7, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 Half-Year Revenues

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2002-2003 Half-Year Revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: April 7, 2004

EX-99.1
Fiscal 2002-2003 Half-Year Revenues

Exhibit 99.1

Fiscal 2002-2003 Half-Year Revenues

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                 Revenues for the First Half of Fiscal 2003-2004


(Paris, April 7, 2004) - Sodexho Alliance's consolidated revenues for the first half of fiscal 2003-2004, which ended February 29, 2004, totaled EUR 5.9 billion.

For the first half of 2003-2004:

- Organic growth in revenues, at a constant consolidation scope and excluding exchange rate impacts, was 3.9%.

- The euro's sharp appreciation against other currencies, in particular the U.S. dollar, led to a negative currency effect of 8.4%. As a result, revenues declined by 4.5% as compared to the same period in the prior year. However, it should be noted that, unlike exporting businesses, our subsidiaries' operating revenues and expenses are denominated in the same currency; as a result, exchange rate variations do not result in operating risk.


                              Breakdown of revenues



Business                First half    First half     Organic       Change in       External     Total change
In millions of euro      2002-2003     2003-2004     growth*     exchange rates    growth


Food and Management
 services:                 6,041         5,762        3.8%           (8.4%)            -            (4.6%)

o North America            2,963         2,661        4.1%          (14.3%)            -           (10.2%)
o Continental Europe       1,837         1,898        3.3%           (0.2%)           0.2%           3.3%
o United Kingdom and
  Ireland                    760           654       (7.2%)          (6.7%)            -           (13.9%)
o Rest of the World
  (including
   Remote Sites)             481           549       21.5 %          (6.9%)          (0.5%)         14.1%


Service Vouchers
 and Cards                   127           128        4.1%           (3.4%)            -             0.7%

                         --------      --------    --------         --------        --------       --------
TOTAL                      6,168         5,890        3.9%           (8.4%)            -            (4.5%)
                         ========      ========    ========         ========        ========       ========


*At a constant consolidation scope and excluding exchange rate effects.

- Food and Management Services

     In Food and Management Services, organic growth in revenues by segment amounted to 3.2% in Business and Industry, 5.5% in Education and 3.2% in Healthcare.


          North America

          Business and Industry revenues declined by 0.7%. This segment continues to be negatively affected by delocalizations and site closings. In addition, our clients continue to be very cost-conscious. The negative impact of the economic environment was largely offset by selling efforts on existing sites and commercial successes such as Novartis Research Center, Harley Davidson and the World Bank Conference Center. Growth in the defense segment reached 33%, mainly as a result of the impact of six months of the contract with the US Marine Corps, as compared to five months in the prior period.

          The Education segment's revenues increased by 5.8% due to increases in revenues on existing sites as well as strong new sales such as the St. Louis public schools, the University of Concordia in Wisconsin and the University of Tulsa (Oklahoma).

          Revenues in Healthcare and Seniors grew by 4.0%. In Canada, Sodexho signed the most significant contract in the country in the public Healthcare sector, with the Vancouver Coastal Health and Providence Authority. This contract, valued at CAD 405 million over ten years, covers 22 hospital sites and senior residences.

          Continental Europe

          Despite a continued difficult economic environment, notably in France and Northern Europe, organic revenue growth in the Business segment was 2.6%, mainly as a result of the opening of contracts signed since the start of the year, such as Alcatel Space and Generali in France, Achmea in the Netherlands, Electrolux in Italie and the Finance Ministry in Turkey.

          Growth in the Education segment was 3.6%. We achieved significant commercial successes such as food service to the public schools of the cities of Rome, Milan and Sienna, Cannes and Cergy-Pontoise, and the University of Utrecht.

          Healthcare revenues increased by 4.9%. We achieved strong development in France, Hungary, the Netherlands and in Spain with the expansion of our global hospitality offering as well as the signing of new contracts such as the Alphonse Guerin de Ploermel Hospital, the Fremap clinic in Seville and the Stichting senior residence in Apeldoorn.
          Finally, following our successes in Budapest and Debrecen, we solidified our position in Hungary with 20 centers for the handicapped in the county of Fejer.

          United Kingdom and Ireland

          On a constant exchange rate basis, revenues declined by 7.2%, since in order to improve the profitability of the subsidiary, non-profitable contracts were terminated during the prior year in Business and Industry and in Healthcare. However, during the last three months, we signed two significant long-term contracts: the Colchester Garrison (annual revenues of 19 million euro) and Havering Hospital (annual revenues of 19 million euro). The full effect of these contracts will be felt once the related construction is completed about two years from now.

          Rest of the World

          Across this zone, organic growth was 21.5%, mainly due to strong sales dynamics in the Remote Sites segment with the signature of new contracts such as the expansion of Shell Rabi in Gabon and the Community Clubs of Al Khor for Qatargas. Revenue growth includes, for the Rugby World Cup in Australia, an hospitality package contract and food service for the Telstra Stadium in Sydney; furthermore, in China, food and management services continued to develop with the signing of contracts such as Shanghai Matsushita Microwave Oven Co, Saint Gobain Abrasives and Jiangsu Fujitsu Telecommunications Technology Co. In Latin America, growth accelerated with numerous commercial successes such as Sadia, Siemens and Anglo-American in Brazil and Leonisa in Columbia.

          Service Vouchers and Cards

          The Service Vouchers and Cards business reported organic growth of 4.1% for the half year. Revenues include commissions from clients and affiliates and income from investment of operating cash flow.

          New clients include the saving Banks in Romania, Philip Morris and Unilever in Hungary, Adecco in France, Usinor Industreel in Belgium and Ipostel in Venezuela. However, the general decrease in interest rates, notably in Latin America and staff reductions in our clients' businesses, principally in Germany, have weighed on this growth. In addition, during the first half of the prior year, we billed the Home Office in Great Britain additional charges in connection with the change from paper vouchers to magnetic cards. This new system increases the reliability and security of the service while at the same time reducing the client's distribution costs.


Our Objective is to accelerate organic growth in revenues. With this in mind, we are focusing our energies on the following areas:

o Enhancing client retention

o Increasing our revenues on existing sites, and

o Obtaining new clients.



About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03
Fax : + 33 (1) 30 85 51 81
E-mail : jeanjacques.vironda@sodexhoalliance.com

Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18
Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com